UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29946 / February 14, 2012

_____

In the Matter of   :
                                                                      :
MAIN STREET CAPITAL CORPORATION   :
HALEY VENTURES, LLC   :
HHMS INVESTMENTS, LLC   :
REPPERT INVESTMENTS LP   :
JOSEPH E. CANON   :
ARTHUR L. FRENCH   :
VINCENT D. FOSTER   :
TODD A. REPPERT   :
                                                                      :
1300 Post Oak Boulevard, Suite 800   :
Houston, Texas 77056   :
                                                                      :
(812-13804)   :
_____ :

ORDER UNDER SECTION 57(c) OF THE INVESTMENT COMPANY ACT OF 1940

Main Street Capital Corporation ("Company"), Haley Ventures, LLC, HHMS Investments, LLC, Reppert Investments LP, Joseph E. Canon, Arthur L. French, Vincent D. Foster, and Todd A. Reppert filed an application on July 23, 2010, and amendments to the application on December 7, 2010, and October 24, 2011, for an order under section 57(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 57(a)(1) of the Act. The order would permit the Company to purchase equity interests in a limited partnership from certain persons who are affiliated with the Company.

On January 17, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 29922). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of the Company and with the general purposes of the Act.

Accordingly, IT IS ORDERED, under section 57(c) of the Act, that the relief requested by Main Street Capital Corporation, et al. (File No. 812-13804) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary